UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 2, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Media Release of UBS AG which appears immediately following this page.

UBS

Ad hoc releases

Results of the Annual General Meeting of UBS AG

Zurich / Basel | 02 May 2013, 18:00 | Price Sensitive Information

At the Annual General Meeting held on May 2, 2013, UBS’s shareholders confirmed in their offices those members of the Board of Directors who had stood for re-election, and voted Reto Francioni onto the Board for the first time. 2,501 shareholders attended the General Meeting, representing 1,809,082,901 votes.

At the Annual General Meeting held on May 2, 2013, UBS AG shareholders approved the Annual Report and Consolidated Financial Statements for 2012 and confirmed Ernst & Young AG, Basel, as auditors. They also approved the distribution of a dividend of CHF 0.15 per share (99.01%) from capital contribution reserves.

Compensation Report approved

In an advisory vote, a majority of shareholders (82.54%) approved the 2012 Compensation Report for 2012.

Discharge approved

The shareholders approved the discharge of the members of the Board of Directors and the Group Executive Board for the 2012 financial year (89.6%).

Elections to the Board of Directors

The Annual General Meeting confirmed in office the Chairman of the Board of Directors, Axel A. Weber (94.67%) and fellow Board members Michel Demaré (95.66%), David Sidwell (95.58%), Rainer-Marc Frey (95.24%), Ann F. Godbehere (94.75%), Axel P. Lehmann (95.74%), Helmut Panke (95.22%), William G. Parrett (95.43%), Isabelle Romy (95.94%), Beatrice Weder di Mauro (96.01%) and Joseph Yam (95.72%). Reto Francioni (98.54%) was elected to the Board for the first time.

Detailed CVs of all the members of the Board of Directors are available at www.ubs.com/bod.

UBS wishes to thank Wolfgang Mayrhuber, who has left the Board of Directors, for his valuable contributions in serving the firm, and wishes him all the best for the future.

2,501 shareholders attended the Annual General Meeting, representing 1,809,082,901 votes.

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: May 2, 2013